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                              May 12, 2022

       Peter D. Fetzer
       Partner
       Foley & Larder LLP
       777 East Wisconsin Avenue
       Suite 3800
       Milwaukee, WI 53202

                                                        Re: American Vanguard
Corp.
                                                            Definitive
Additional Soliciting Materials filed by Cruiser Capital Advisors,
                                                            LLC, et al.
                                                            Filed May 11, 2022
                                                            File No. 001-13795

       Dear Mr. Fetzer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Definitive Additional Soliciting Materials

       An Insular & Long-Tenured Board Has Led To Poor Corporate Governance

   1. We note your disclosure that "[t]he Board has only one 'Audit Committee Financial
                                                        Expert.' " With a view
toward future revised disclosure, please tell us which of your nominees would qualify
as such an expert. If none of your nominees are such experts but they are all elected
while Mr. Erlich is not elected, the board would retain no such experts;
                                                        thus, revise your
disclosure to clarify how the election of your nominees would affect the board. See Item 407(d)
of Regulation S-K.
   2.                                                   Your disclosure that
AVD   s Board has a pattern of providing selective and misleading disclosures in its
press releases and SEC filings    suggests that the current board and the
                                                        company have not
complied with the company's disclosure obligations. You must avoid
 Peter D. Fetzer
Foley & Larder LLP
May 12, 2022
Page 2
         issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNamePeter D. Fetzer                              Sincerely,
Comapany NameFoley & Larder LLP
                                                               Division of
Corporation Finance
May 12, 2022 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName